Filed Pursuant to Rule 433
Registration No. 333-202354
AUTOCALLABLE COUPON BEARING NOTES
Autocallable Coupon Bearing Notes Linked to the S&P 500® Index
Issuer	Bank of America Corporation (“BAC”)
Principal Amount	$10.00 per unit
Market Measure	The S&P 500® Index (Bloomberg symbol: “SPX”)
Term	Approximately one year and one week, if not called
Automatic Call	The notes will be automatically called if the closing level of the Market Measure on any of the Observation Dates is equal to or greater than the Starting Value.
Call Amount	The principal amount plus the applicable interest payment.
Observation Dates	Approximately six and nine months after the pricing date.
Interest Payments	Payable quarterly at a rate of [6.50% to 7.50%] per annum.
Payout Profile at Maturity
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No participation in any increase in the level of the Market Measure, and the Redemption Amount at maturity will not exceed the principal amount per unit, plus the final interest payment
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1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk

Threshold Value	100% of the Starting Value
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/70858/000152041216003316/bac-2hq4cycj6rel4vus_1309.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
●	If your notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.
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Payments on the notes are subject to the credit risk of BAC, and actual or perceived changes in the creditworthiness of BAC are expected to affect the value of the notes.  If BAC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

●
Your investment return is limited to the return represented by the periodic interest payments over the term of the notes, and may be less than a comparable investment directly in the stocks included in the Market Measure.

●	The initial estimated value of the notes on the pricing date will be less than their public offering price.
●	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
●
You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents
for complete product disclosure, including related risks and tax disclosure.

Bank of America Corporation (BAC) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BAC has filed with the SEC for more complete information about BAC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BAC’s Central Index Key, or CIK, on the SEC website is 70858. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BAC faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.